Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in the prospectus constituting a part of this Registration Statement on Form S-8, of our report dated March 25, 2014, relating to the consolidated financial statements of CytoSorbents Corporation (a development stage company) as of December 31, 2013 and 2012 and the related consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ equity (deficiency) and cash flows for the years then ended and the cumulative period from January 22, 1997 (date of inception) to December 31, 2013, which are contained in that registration statement.

Our report contains an explanatory paragraph regarding CytoSorbents Corporation’s ability to continue as a going concern.

WithumSmith+Brown, PC

New Brunswick, New Jersey

November 3, 2014